Exhibit (a)(1)(I)
FORM OF EMAIL NOTICE
REGARDING REJECTION OF OPTIONS FOR EXCHANGE

From:	Allogene Therapeutics, Inc.
Re:	Notice of Rejection of Options for Exchange

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Options, dated June 21, 2022 (the “Exchange Offer”). With this letter, we are notifying you that our records indicate that you recently attempted to make an election regarding your Eligible Options. Unfortunately, Allogene Therapeutics, Inc. (“Allogene”) has rejected your election because it was invalid. Accordingly, your options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact us at exchange@allogene.com.
Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Exchange Offer.